Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor News	Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
Phone: + 49 6172 609 2601
Fax: + 49 6172 609 2301
E-mail: ir@fmc-ag.com

North America:
Terry L. Morris
Phone: + 1 800 948 2538
Fax: + 1 615 345 5605
E-mail: ir@fmc-ag.com

Internet: www.fmc-ag.com

December 9, 2009

Fresenius Medical Care announces
Management Board Changes

Bad Homburg, Germany – Fresenius Medical Care, the world’s largest provider of dialysis services and products, today announced a transition to a new management board structure, drawing entirely on internal management strength. The Chairman’s contract has been extended and a Deputy Chairman of the Fresenius Medical Care Management Board has been appointed which defines a successful leadership succession path. The Company has also appointed a new Chief Financial Officer. A new Fresenius Medical Care Management Board position for Global Manufacturing Operations has been established to provide stronger manufacturing coordination on a global basis. This will allow the Regional Chief Executive Officers more opportunity to expand the Renal Therapy and Service Business.

The contract of the Chairman of the Management Board and Chief Executive Officer Dr. Ben J. Lipps has been extended until December 31, 2012.

Effective January 1, 2010, Rice Powell has been promoted to be Deputy Chairman of the Fresenius Medical Care Management Board and Chief Executive Officer of Fresenius Medical Care North America. Rice has been with the Company since 1997, and has been the Co-CEO of Fresenius Medical Care North America and CEO of the Renal Therapies Group. Rice has been a member of the Fresenius Medical Care Management Board since 2004 and has more than 30 years of experience in the healthcare industry.

Mats Wahlstrom, Co-CEO of Fresenius Medical Care North America and a member of the Fresenius Medical Care Management Board, has informed the Company of his intention to reduce his full-time responsibilities with the Company effective during January 2010. He has been with Fresenius Medical Care since 2002 and was a member of the Fresenius Medical Care Management Board since 2004. Mats will step back from his responsibilities as a member of the Management Board but has accepted to stay on the Board of Directors of Fresenius Medical Care North America and continue as a senior advisor to the Chairman of the Fresenius Medical Care Management Board for a period of five years. In that capacity Mats will support the Company’s focus on new therapies and services, global services expansion and leadership development.

Michael Brosnan has accepted the position as the Chief Financial Officer of Fresenius Medical Care effective January 1, 2010, and in this capacity will join the Fresenius Medical Care Management Board. For the past seven years, he has served as Chief Financial Officer and member of the Board of Directors of Fresenius Medical Care North America. Mike joined the Company in 1998 as Vice President of Finance and Administration for Spectra Renal Management, the Company’s laboratory services organization. Since then, Mike has held several executive positions in North America. Prior to joining Fresenius Medical Care, Mike held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

Effective January 1, 2010, Kent Wanzek will be named to a new position on the Fresenius Medical Care Management Board with responsibility for Global Products Manufacturing Operations. Kent has been the President for Operations of the Renal Therapies Group at Fresenius Medical Care North America since 2006. Prior to joining the Company in 2003, Kent had several senior executive positions including Philips Medical Systems and Baxter Healthcare Corporation.

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Dr. Emanuele Gatti, whose contract has been extended, will assume the responsibility as Chief Strategist for Fresenius Medical Care in addition to his capacity as a member of the Management Board and Chief Executive Officer for Europe, Middle East, Africa and Latin America. Under his successful leadership Fresenius Medical Care has grown to serve 50,000 patients, has become the leading manufacturer of innovative dialysis products in this region and has set new standard for quality and innovation.

Roberto Fustė will continue his position as Chief Executive Officer of Fresenius Medical Care Asia Pacific, which will ensure further successful leadership. During the last eight years and under the leadership of Roberto, Asia Pacific has grown from annual revenue of $86 million in 1997 to over $650 million annualized revenue today. Fresenius Medical Care Asia Pacific is projected to achieve annual revenue of over $1 billion by 2012.

The area of law, compliance and intellectual property will continue to benefit from Dr. Rainer Runte’s leadership whose contract also had been renewed. Rainer will additionally become responsible for Human Resources in Germany (Labor Relations Director) and oversee the implementation of the Company’s Business Development initiatives. Rainer joined Fresenius Medical Care in 1990 and was appointed to the Fresenius Medical Care Management Board in 2002.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care and Chairman of the Management Board, said: “We are pleased with the decision to appoint Rice Powell Deputy Chairman of the Fresenius Medical Care Management Board and to appoint Michael Brosnan Chief Financial Officer as well as the creation of a new Board position for Global Product Manufacturing under Kent Wanzek’s leadership. Rice Powell’s successful record and his extensive management experience within Fresenius Medical Care and the health care field qualify him superbly for the Deputy Chairman position and I look forward to working with him closely in this role. Michael Brosnan, with his knowledge of Fresenius Medical Care and his proven financial experience, is an excellent addition to the Management Board.

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We are deeply grateful to Mats Wahlstrom for his leadership during a period of rapid growth and consolidation in North America. During Mats tenure, the number of patients treated in North America grew from approximately 79,000 patients in 2002 to nearly 131,000 patients in 2009 with significant improvement in quality and financial performance. We are particularly proud of his leadership in the seamless integration of Renal Care Group and his development of a very strong management team. I personally would like to thank Mats for his exceptional contribution over the last years and I am pleased to be able to continue to rely on his judgment and guidance as we move forward.

These changes in the Fresenius Medical Care Management Board will serve the Company well as it faces future challenges and opportunities. The fact that all appointments have been filled internally reflects the strength and depth of our management team and will ensure a smooth transition going forward.”

Ulf Mark Schneider, Chairman of the Supervisory Board of Fresenius Medical Care Management AG, said: “The dialysis industry is facing significant change with major growth opportunities in international markets and the introduction of the bundled reimbursement system in the U.S. In this context, we are very pleased that Ben Lipps will continue to lead this company as Chairman of the Management Board. With his four decades of dialysis industry experience and his outstanding track record in building our company he will provide proven leadership and stability in this important period.

At the same time, we are pleased to elevate Rice Powell to the new position of Deputy Chairman of the Management Board. Building on his significant accomplishments in our North American organization this role will prepare Rice for succeeding Ben in leading our company. We are very confident that Ben and Rice, together with the newly structured Management Board, will continue to successfully develop the company.”

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New Management Board Fresenius Medical Care

Ben J. Lipps, 69
Chief Executive Officer (CEO) and Chairman of the Management Board

Rice Powell, 54
CEO for North America and Deputy Chairman of the Management Board

Mike Brosnan, 54
Chief Financial Officer (CFO)

Roberto Fusté, 56
Chief Executive Officer for Asia/Pacific

Dr. Emanuele Gatti, 54
Chief Executive Officer for Europe, Middle East, Africa, Latin America and Global Chief Strategist

Dr. Rainer Runte, 50
Member of the Management Board responsible for Law, Compliance & Corporate Governance and Intellectual Property, Labor Relations Director for Germany

Kent Wanzek, 50
Member of the Management Board responsible for Global Production

About Fresenius Medical Care
Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,770,000 individuals worldwide. Through its network of 2,509 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 192,804 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.
This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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